Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following is an excerpt of the Company’s earnings press release, dated as of August 6, 2018:

“In addition, we are on track with our efforts to prepare for the planned spin-off of our global Animal Health business with Vets First Choice, which will create a new publicly traded company, Vets First Corp. Upon the close of this transaction, we believe Henry Schein will be well positioned to drive further growth in our leadership positions in our dental and medical businesses, as a result of a sharp focus and an increased investment of resources,” said Mr. Bergman. … “Our team is working diligently to prepare for the planned spin-off of our global Animal Health business and the simultaneous merger with Vets First Choice to create Vets First Corp., which we are working toward closing by the end of the calendar year. We believe that Vets First Corp. will provide veterinarians with a powerful new platform to grow their practices, improve client engagement and drive better health outcomes for pets.”

The following are excerpts of a transcript from an earnings call on August 6, 2018:

Stanley Bergman: We are on track with our efforts to prepare for the plan spin-off of our global Animal Health business with Vets First Choice and a combination with Vets First Choice, which will create a new publicly-traded company to be named Vets First Corp. We believe this transaction will unlock shareholder value for Henry Schein shareholders as Vets First Corp. will be well positioned to achieve a premium market valuation … Our team is working diligently to prepare for the spin-off of our global Animal Health business and the simultaneous merger with Vets First Choice to create, as noted earlier in the conversation, Vets First Corp. While we are working towards a goal of closing by the end of calendar 2018, it is possible that the closing may slip into the first quarter of 2019. We believe that Vets First Corp. will provide veterinarians with a powerful new platform to grow their practices. Of course, through improving client engagement and, of course, driving better health care outcomes.

…

Jeffrey Johnson: And then as a follow-up question, just on the minority interest, you bought out, I think, the remainder of the Vet minority interest shares in a couple different businesses. When was that complete? Is the minority interest line we saw at about $6 million reduction, is that a fair way to think about going forward? And the corollary on that, if it is, it looks to me like embedded in your guidance then is that margins may be down a bit still in the second half of this year. We were thinking they might be closer to flat. So can you maybe help us connect kind of the moving parts there and buying out those minority interest? And how to think about margin over the back half of this year?

Steven Paladino: Sure. The benefit for minority interest will be a bit greater in the second half because it’s basically composed of 2 areas. First is the Henry Schein Animal Health buy out of the minority interest, which is only a partial quarter benefit because we did it during Q2. I think it’s sometime in the April or early May timeframe we did it. We completed it.

…

Kevin Ellich: And then for Steve, Animal Health business remains very strong. Can you give us a little color on the competitive landscape? Did you say that the spin-off could slip in early 2019?

…

Steven Paladino: Just on the second part of your question, Kevin. So no real significant changes in the competitive landscape in Animal Health that are going to people’s attention. And the second part of your question on Animal Health, we did say that it is possible that the spin closes in early Q1. We’re still shooting for late Q4 closing. The thing that we really can’t predict with great certainty is how long it will take the registration statement to go through SEC and how long it will take to respond to whatever comments the SEC has. And that’s why because we can’t control that and that could be a reasonably short process or a longer process, depending on their questions and comments. So for that reason, we say it’s possible it could slip into Q1.

The following is an excerpt of a transcript from an interview with CNBC on August 6, 2018, a copy of which will be posted on the Company’s website:

Interviewer: And you are spinning off and merging that vet business. How’s that process going?

Stanley Bergman: So we are spinning off our Animal Health business into a separate public company and merging it with Vets First Choice to create a leading provider of products and related services to veterinarians. Very, very excited about that. I think the opportunity to drive more pets into the veterinary office is quite high with this joint venture that is now going to be spun off.

Interviewer: The pet market’s been a hot investment. We’ve seen a lot of M&A, a lot of deals, a lot of everything around that space right now. How are you valuing that?

Stanley Bergman: Well, of course the baby boomers are buying more pets and the millennials are also investing in pets so it’s a great area to be in.

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Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.